IMTE Subsidiary GOXD and Ai Holdings Corporation
Enter Distribution Agreement and Joint Research and Development Cooperation

Hong Kong, New York -- August 20, 2018 -- Integrated Media Technology Limited (NASDAQ:IMTE) ("IMTE" or the "Company"), a company engaged in the investment, development and commercialization of visual technology with a focus on glasses-free 3D display technology, announces today that its subsidiary, GOXD Technology Limited ("GOXD"), has entered into a Distribution Agreement ("Agreement") with Ai Holdings Corporation ("AiHD"), a Japanese company listed on the First Section of the Tokyo Stock Exchange under the Symbol "3076.T". AiHD is a holding company that manufactures and sells information industry related equipment.

GOXD recently entered into an Equity Investment Agreement ("Equity Agreement") with AiHD as disclosed in the IMTE FORM 6-K dated August 8, 2018. Pursuant to the Equity Agreement, GOXD agreed to issue to AiHD 20% of the enlarged share capital of GOXD for an aggregate subscription price of US$4 million.

The US$4 million investment from AiHD in GOXD will enable GOXD to expand its business and diversify its product offering. In addition, AiHD has agreed to spend no less than US$1 million for marketing and customer care, call centre and other functions as required under the GOXD brand by the end of 2019 in Japan.

Today's Distribution Agreement further strengthens the relationship between GOXD and AiHD. Pursuant to the Distribution Agreement, GOXD grants AiHD the right as exclusive partner in Japan initially through to December 31, 2019 ("Ending Date"), unless an extended term agreement is entered into prior to the Ending Date.

GOXD and AiHD (the "Parties") further announce a commitment to collaborate on joint development opportunities specifically in the application of artificial intelligence technology into future new products. AiHD, through its alliance with IP Dream, Inc. has an advanced multi-language translation platform. Both company executives plan to meet in the coming months to discuss a range of new products. These products may include smart interactive device, smart unmanned retail shelf and shop, intelligent translation device and other new artificial intelligence services.

Dr. Herbert Ying Chiu Lee, Chairman and CEO of IMTE, commented: "We welcome the investment in GOXD and the execution of the Distribution Agreement with a strategic partner in AiHD. GOXD has been making significant progress and we see the Japanese market as a strategic one for GOXD moving forward. With AiHD's expertise and strong strategic relationships in Japan, we are confident that the future of GOXD will further strengthen the IMTE group."

Mr. Hideyoshi Sasaki, the Chief Executive Officer of AiHD, commented: "We are pleased to introduce GOXD's cloud-based content conversion technology and products to Japan through this Distribution Agreement. We believe combining GOXD's strong technology development capability and innovative products with AiHD's strong sales channels in the surveillance camera business in Japan, provides us a completely new video image business for the IoT era and can result in a successful expansion of GOXD's business in Japan".

Mr. Perry Wong, Managing Director of GOXD, commented: "GOXD has completed the development of the digital photo frame with Glasses-free 3D functions and the cloud based 3D conversion platform. We expect to launch a range of new products in Q4 of this year. GOXD cooperates with big brands to distribute their copyrighted material on the picture frame cloud platform. In addition, GOXD has established current sales channels in Taiwan, Hong Kong and China. Japan is a significant market for GOXD and we are pleased to partner with AiHD as our distributor in Japan. Our next step is to continue to develop innovative new products and expand our sales channels globally."

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About Integrated Media Technology Limited ("IMTE")

IMTE is engaged in the investment, development, and commercialization of visual technology with a focus on glasses-free 3D (also known as autostereoscopic 3D) display technology. Through its subsidiary, Marvel Digital Limited, IMTE designs and sells glasses-free 3D products for the industrial market. These products include glasses-free 3D digital signage and video wall, 3D conversion equipment, and software for the film/video production industry. For the consumer market, IMTE through its subsidiary, GOXD Technology Ltd., offers glasses-free 3D digital photo frame on a cloud-base platform connecting users anytime anywhere worldwide. IMTE is headquartered in Hong Kong with regional offices in Australia and China. IMTE is traded on the Nasdaq under the symbol "IMTE". For more information, please visit www.imtechltd.com.

About GOXD Technology Limited ("GOXD")

GOXD was created by a group of passionate individuals who strive to break traditions and bring new ideas into the world. GOXD stands for "GO. Extra Dimension", which denotes a shared vision of stepping outside the comfort zone, making new things and enjoying a new dimension of life.

Established in Hong Kong in 2017, GOXD Technology Limited is a product and technology company focuses on designing and creating products that bring new sensory experience. GOXD as a technology innovator in auto-stereoscopic 3D (glasses-free 3D) visualization, believes glasses-free 3D is the future of visual display. GOXD develops lifestyle products with new visual experience and MemtoWorldTM, an online image gallery for trading copyrighted images created by local artists and photographers. GOXD is a subsidiary of Marvel Digital Limited which is a subsidiary of IMTE. For more information, please visit www.goxdmento.com.

About Ai Holdings Corporation ("AiHD")

Ai Holdings Corporation is a holding company, which was established through reorganization. The Company manufactures and sells information industry related equipment. Ai Holdings' products include personal computers, office server systems, office automation systems, mailing systems, and security systems. Ai Holdings also designs, develops, and sells software. AiHD is traded on the on the First Section of the Tokyo Stock Exchange under the symbol "3076.T". For more information, please visit www.aiholdings.co.jp.

Safe Harbor Statement

This press release contains certain statements that may include "forward-looking statements". All statements other than statements of historical fact included herein are "forward-looking statements". These forward-looking statements are often identified by the use of forward-looking terminology such as "believes", "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

U.S Investor Relations Contact:

PCG Advisory Group

Adam Holdsworth, Managing Director

Email: adamh@pcgadvisory.com

Phone: +1 646-862-4607

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948